                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
               U.S. Dollar 90,000,000 Callable Fixed Rate/Variable
                       Interest Rate Range Notes of 2002,
                             due September 23, 2008






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: October 9, 2002

         The following information regarding the U.S. Dollar 90,000,000* Callable Fixed Rate/Variable Interest Rate Range Notes of 2002, due September 23, 2008 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 90,000,000 Callable Fixed Rate/Variable Interest Rate Range Notes due September 23, 2008.

                  (b) The interest rate shall be 4.00 percent for the period from September 23, 2002 to September 23, 2003. Interest rate for the period thereafter will be calculated according to the following formula:


    INTEREST RATE  =  RATE X            DR           X  AUTHORIZED  DENOMINATION
                               ----------------------
                                      2 X DP

where "Rate" means 5.00 percent for the period from September 23, 2003 to September 23, 2004, 6.00 percent for the period from September 23, 2004 to September 23, 2005, 6.50 percent for the period from September 23, 2005 to September 23, 2006, 7.00 percent for the period from September 23, 2006 to September 23, 2008. "DR" means the total number of days during each interest period where 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 5.50 percent for the period from September 23, 2003 to September 23, 2004, zero to 6.00 percent for the period from September 23, 2004 to September 23, 2005, zero to 6.50 percent for the period from September 23, 2005 to September 23, 2006, and zero to 7.00 percent for the period from September 23, 2006 to September 23, 2008. "DP" means the actual number of days in the relevant interest period. Interest payment dates will be each March 23 and September 23, commencing on March 23, 2003 and ending on September 23, 2008.

                  (c) Maturing September 23, 2008. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

--------
* As of August 23, 2002, the principal amount of the Notes has been increased by an additional U.S. Dollar 35,000,000. All other terms and conditions of the Notes remain unchanged.

                  (d) Notes are callable by the Bank at par on each March 23 and September 23, commencing on September 23, 2003 and ending on March 23, 2008, with 5 London and New York business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

         Item 2. DISTRIBUTION OF OBLIGATIONS

         As of September 19, 2002, the Bank entered into a Terms Agreement with Salomon Brothers International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 90,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about September 23, 2002.

         The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD



             Price to                Selling Discounts        Proceeds to the
              Public                  and Commissions             Bank(1)
              ------                  ---------------             -----
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 90,000,000                   N/A                 USD 90,000,000


         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION


----------------------------
1        Without deducting expenses of the Bank, which are not yet known.

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

                  The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

                  A.  Pricing Supplement dated September 19, 2002

                  B.  Terms Agreement dated September 19, 2002

                                                                      EXHIBIT A


                               PRICING SUPPLEMENT











              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY





                                    No: 2372

                                  US$90,000,000
           Callable Fixed Rate/ Variable Interest Rate Range Notes due
                               September 23, 2008












                          Schroder Salomon Smith Barney

 Schroder is a trademark of Schroders Holdings plc and is used under license by
                     Salomon Brothers International Limited




            The date of this Pricing Supplement is September 19, 2002

This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997 and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are only the terms which form part of the Notes for such issue.


1.    No.:                                                  2372

2.    Aggregate Principal Amount:                           US$90,000,000

3.    Issue Price:                                          100.00 percent of the Aggregate Principal Amount

4.    Issue Date:                                           September 23, 2002

5.    Form of Notes (Condition 1(a)):                       Registered Notes

6.    Authorized Denomination(s):                           US$1,000

7.    Specified Currency (Condition 1(d):                   United States dollars ("US$")

8.    Maturity Date:                                        September 23, 2008

9.    Interest Basis (Condition 5):                         From and including September 23,  2002 to but
                                                            excluding September 23,  2003:

                                                            Fixed Interest Rate (Condition5(I)).

                                                            From and including September 23, 2003 to but
                                                            excluding September 23, 2008:

                                                            Variable Interest Rate (Condition 5(II)).

10.   Fixed Interest Rate (Condition 5(I)):

           (a) Interest Rate:                               4.00 per cent. per annum.

           (b) Fixed Rate Interest Payment Dates:           March 23, 2003  and September 23, 2003

           (c) Fixed Rate Day Count Fraction:               30/360, as provided in Condition 5(I)(b).


           Variable Interest Rate (Condition 5(II)):

           (a) Interest Payment Dates:                       March 23 and September 23 in each year,
                                                             commencing on March 23, 2004 and ending on
                                                             the Maturity Date

           (b) Calculation Agent:                            Citibank N.A.

           (c) Basis of Calculation of Interest
               Amounts where Conditions 5(II)(b)(i)          The Interest Amount per Authorized
               to (vii), 5(II)(c), 5(II)(d), and             Denomination with respect to each
               5(II)(e) do not apply (Condition              Interest Payment Date shall be
               5(II)(b)):                                    calculated and determined by the
                                                             Calculation Agent in accordance with
                                                             the following formula:



                                                             RATE   X  DR  X   AUTHORIZED
                                                                     ------
                                                                     2 X DP    DENOMINATION

                                                             Where:

                                                             "RATE" means:

                                                             5.00 per cent. for the period from and
                                                             including September 23, 2003 to but
                                                             excluding September 23, 2004.

                                                             6.00 per cent. for the period from and
                                                             including September 23, 2004 to but
                                                             excluding September 23, 2005.

                                                             6.50 per cent. for the period from and
                                                             including September 23, 2005 to but
                                                             excluding September 23, 2006.

                                                             7.00 per cent. for the period from and
                                                             including September 23, 2006 to but
                                                             excluding September 23, 2008.


                                                             "DR" is the total number of days in the
                                                             Interest Period on which the Relevant Rate
                                                             is within the Accrual Range as determined by
                                                             the Calculation Agent.

                                                             "DP" is the total number of days in the
                                                             Interest Period.

                                                             "RELEVANT RATE" for any day in the Interest
                                                             Period means the 6-month US$ LIBOR,



                                                             being the rate for deposits in US$ for a
                                                             period of six months which appears on the
                                                             Telerate Page 3750 (or such other page as
                                                             may replace that page on that service or
                                                             such other service as may be nominated as
                                                             the information vendor, for the purpose of
                                                             displaying comparable rates) as of 11:00
                                                             a.m. London time on the fifth London Banking
                                                             Day (meaning a day on which commercial banks
                                                             are open for general business (including
                                                             dealings in foreign exchange and foreign
                                                             currency deposits) in London) prior to such
                                                             day.

                                                             If such rate does not appear at the time and
                                                             day designated above in respect of any day
                                                             in the Interest Period, the Calculation
                                                             Agent shall determine the Relevant Rate by
                                                             requesting the principal London office of
                                                             each of four major banks in the London
                                                             interbank market (the "Reference Banks") to
                                                             provide a quotation for the rate at which
                                                             deposits in U.S. dollars were offered to
                                                             prime banks in the London interbank market
                                                             for a period of six months at approximately
                                                             11:00 a.m. London time on the fifth London
                                                             Banking Day prior to such day. If at least
                                                             two such quotations are provided, the
                                                             Relevant Rate will be the arithmetic mean of
                                                             the quotations.

                                                             If only one such quotation is provided, the
                                                             Calculation Agent may determine that such
                                                             quotation shall be the Relevant Rate. If no
                                                             such quotations are provided, and the
                                                             Calculation Agent determines in its sole
                                                             discretion that no suitable replacement
                                                             Reference Banks who are prepared to quote
                                                             are available, the Calculation Agent shall
                                                             be entitled to calculate the Relevant Rate
                                                             in its sole discretion, acting in good faith
                                                             and in a commercially reasonable manner.

                                                             "ACCRUAL RANGE" means -

                                                             for each Interest Period from and including
                                                             September 23 2003 to but excluding September
                                                             23, 2004: greater than or equal to zero but
                                                             less than or equal to 5.50 percent



                                                             for each Interest Period from and including
                                                             September 23, 2004 to but excluding
                                                             September 23, 2005: greater than or equal to
                                                             zero but less than or equal to 6.00 percent

                                                             for each Interest Period from and including
                                                             September 23, 2005 to but excluding the
                                                             September 23, 2006: greater than or equal to
                                                             zero but less than or equal to 6.50 percent

                                                             for each Interest Period from and including
                                                             September 23, 2006 to but excluding the
                                                             September 23, 2008: greater than or equal to
                                                             zero but less than or equal to 7.00 percent


                                                             ROUNDING:

                                                             In applying the formula described above, the
                                                             Calculation Agent shall round the product of

                                                             Rate  x DR/2 x DP

                                                             to the nearest one-hundred thousandth of one
                                                             percent prior to multiplying that result by
                                                             the Authorized Denomination.

11.   Relevant Banking Center:                               London

12.   Relevant Financial Center:                             New York

13.   Relevant Business Days:                                London and New York

14.   Issuer's Optional Redemption                           Yes.

            (Condition 6 (e))

           (a)  Notice Period:                               Not less than five Relevant Business Days.

           (b)  Amount:                                      All (and not less than all).

           (c)  Date(s):                                     March 23 and September 23 in each year, commencing on
                                                             September 23, 2003 and ending on March 23, 2008

           (d)  Early Redemption Amount:                     Principal Amount.

           (e)  Notices:                                     So long as Notes are represented by a
                                                             Registered Global Note and the Registered



                                                             Global Note is held on behalf of one or more
                                                             clearing systems, notwithstanding Condition
                                                             13, notices to Noteholders may be given by
                                                             delivery of the relevant notice to that
                                                             clearing system for communication by it to
                                                             entitled account holders.

                                                             Any notice delivered to a clearing system in
                                                             accordance with the preceding sentence shall
                                                             be deemed to have been given to the
                                                             Noteholders on the day on which such notice
                                                             is delivered to the clearing system.

15.   Redemption at the Option of the Noteholders
      (Condition 6(f)):                                      No.

16.   Long Maturity Note (Condition 7(f)):                   No

17.   Early Redemption Amount (including accrued interest    Principal Amount of the Notes to be redeemed plus
      if applicable) (Condition 9):                          accrued interest thereon

18.   Governing Law:                                         New York



OTHER RELEVANT TERMS

1.    Listing (if yes, specify Stock Exchange):              No

2.    Details of Clearance System Approved by the Bank       DTC, Clearstream Banking, societe anonyme, and
      and the Global Agent and Clearance and Settlement      Euroclear Bank S.A. / N.V., as operator of the
      Procedures:                                            Euroclear system. Payment for the Notes will be on a
                                                             delivery versus payment basis.

3.    Syndicated:                                            No

4.    Commissions and Concessions:                           Not Applicable

5.    Codes:

           a)  CUSIP:                                        45905UCH5

           b)  ISIN:                                         US45905UCH59

           c)  Common Code:                                  015385758

6.         Identity of Dealer                                Salomon Brothers International Limited

7.         Provision for Registered Notes:




           a)  Individual Definitive Registered Notes        No.  Interests in the DTC Global Note and the
               Available on Issue Date:                      Registered Global Note  will be exchangeable for
                                                             Definitive Registered Notes only in the limited
                                                             circumstances described in the Prospectus

           b)  DTC Global Note:                              Yes - one

           c)  Other Registered Global Notes:                Yes - one.



GENERAL INFORMATION

The Bank's latest Information Statement was issued on 17 September 2002.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




By:     ................................................
        Authorized Officer

                                                                       EXHIBIT B

                           TERMS AGREEMENT NUMBER 2372
                       UNDER GLOBAL DEBT ISSUANCE FACILITY


                                                               19 September 2002


International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433




The undersigned agrees to purchase from you (the "Bank") the Bank's US$ 90,000,000 Callable Fixed Rate/Variable Interest Rate Notes due 23 September 2008 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11.00 a.m. London time on 23 September 2002 (the "Settlement Date") at an aggregate purchase price of US$ 90,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus dated 7 October, 1997 (the "Prospectus"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.


Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii)


the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and
(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1. The Bank agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the principal amount of the Notes).

2. The purchase price specified above will be paid on the Settlement Date by Salomon Brothers International Limited to Citibank, N.A., as common depositary for DTC and Euroclear Bank, S.A./N.V., as operator of the Euroclear System and Clearstream Banking societe anonyme for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

         For purposes hereof the notice details of the undersigned are as follows:

         Salomon Brothers International Limited
         Citigroup Centre
         Canada Square
         Canary Wharf
         London E14 5LB


         Attention: MTN Desk
         Telephone: 44 207 986 9050
         Facsimile: 44 207 986 1929

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.




                              SALOMON BROTHERS INTERNATIONAL LIMITED



                                By:
                                   ---------------------------------

                                Name:

                                Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:



INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT




By:
   ---------------------------------

Name:

Title:  Authorized Officer